EXHIBIT 12.1
ENTERPRISE GP HOLDINGS L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

											Six Months
	Year Ended December 31,										Ended June 30,
	2004		2005		2006		2007		2008		2009

Consolidated net income	$259.4		$561.1		$772.6		$762.4		$1,145.6		$521.9
Add: Provision for taxes	3.8		8.4		22.0		15.8		31.0		19.1
Less: Equity in income of unconsolidated affiliates	(52.8)		(34.6)		(25.2)		(13.6)		(66.2)		(43.6)

Consolidated pre-tax income before equity in income of unconsolidated affiliates	210.4		534.9		769.4		764.6		1,110.4		497.4
Add: Fixed charges	174.4		364.0		421.6		594.4		717.8		375.0
Amortization of capitalized interest	1.0		2.0		9.8		11.6		13.4		7.4
Distributed income of equity investees	68.0		93.1		76.5		116.9		157.2		74.2

Subtotal	453.8		994.0		1,277.3		1,487.5		1,998.8		954.0
Less: Interest capitalized	(2.8)		(28.8)		(66.3)		(86.5)		(90.7)		(28.1)
Noncontrolling interest in income of subsidiaries with no fixed charges	(6.6)		(4.5)		(4.0)		(14.8)		(23.0)		(13.8)

Total earnings	$444.4		$960.7		$1,207.0		$1,386.2		$1,885.1		$912.1

Fixed charges:
Interest expense	$161.6		$315.6		$333.7		$487.4		$608.2		$337.3
Capitalized interest	2.8		28.8		66.3		86.5		90.7		28.1
Interest portion of rental expense	10.0		19.6		21.6		20.5		18.9		9.6

Total	$174.4		$364.0		$421.6		$594.4		$717.8		$375.0

Ratio of earnings to fixed charges	2.55	x	2.64	x	2.86	x	2.33	x	2.63	x	2.43	x

          These computations take into account our consolidated operations and the distributed income from our equity method investees. For purposes of these calculations, “earnings” is the amount resulting from adding and subtracting the following items.
Add the following, as applicable:
•	consolidated pre-tax income before income or loss from equity investees;

•	fixed charges;

•	amortization of capitalized interest;

•	distributed income of equity investees; and

•	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.
From the total of the added items, subtract the following, as applicable:
•	interest capitalized;

•	preference security dividend requirements of consolidated subsidiaries; and

•	noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.
          The term “fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of interest within rental expenses; and preference security dividend requirements of consolidated subsidiaries.